EXHIBIT (a)(5)(I)

THIS FILING CONSISTS OF A COMMUNICATION TO EMPLOYEES OF TRIBUNE COMPANY POSTED ON THE TRIBUNE EMPLOYEE INTRANET ON MAY 4, 2007.

Tender Offer Q&As

1.
I have stock in the ESPP. Can I do anything to prevent being taxed on the proceeds?

No. You will be taxed on any gain between the price at which you purchased the shares and the tender offer price. Depending on your situation and the price at which you purchased the shares, you may have capital losses which could result in a tax benefit. You should consult with a tax advisor.

2.
Are the tax consequences different if I sell my ESPP shares under the tender offer or at the end of the merger?

No. However, depending on when you purchased your shares, you may meet the two-year holding period between the time of the tender offer and the merger. By meeting that time period requirement, you would not have a "disqualifying disposition" for those shares.

3.
Is there a fee for tendering shares?

Following is fee information related to the tender offer.
Tribune Retirement Plans	No fees
Employee Stock Purchase Plan (ESPP)	No fees
All other brokers, banks, dealers	Contact them directly for information

Important Additional Information Regarding the Merger and the Tender Offer will be filed with the SEC:

        In connection with the proposed merger transaction, Tribune Company will file a proxy statement and other documents with the Securities and Exchange Commission (the "SEC"). BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED MERGER TRANSACTION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by Tribune with the SEC at the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents may also be obtained free of charge on Tribune's website at www.tribune.com or by directing a request to Tribune Company, 435 North Michigan Avenue, Chicago, IL 60611, Attention: Investor Relations. You may also read and copy any reports, statements and other information filed by Tribune with the SEC at the SEC public reference room at 450 Fifth Street, N.W. Room 1200, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.

        Tribune Company and its directors and executive officers may be deemed to be "participants" in the solicitation of proxies from the shareholders of Tribune in connection with the proposed merger transaction. Information about Tribune and its directors and executive officers and their ownership of Tribune common stock is set forth in the accompanying proxy statement for Tribune's 2007 Annual Meeting of Shareholders. Shareholders and investors may obtain additional information regarding the interests of Tribune Company and its directors and executive officers in the merger transaction, which may be different than those of Tribune's shareholders generally, by reading the proxy statement and other relevant documents regarding the merger transaction, which will be filed with the SEC.

        This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Tribune's common stock. The solicitation of offers to buy Tribune's common stock will only be made pursuant to the offer to purchase and related materials that the company will be sending to its shareholders (when available). Shareholders should read those materials carefully (when available) because they will contain important information, including the various terms and conditions of the offer. Shareholders can obtain copies of the offer to purchase, related materials filed by the company as part of the statement on Schedule TO with the SEC on April 25, 2007 through the SEC's internet address at http://www.sec.gov without charge. Shareholders will also be able to obtain copies of the offer to purchase and related materials, when and as filed with the SEC (excluding exhibits), without charge from the company or by written or oral request directed to Innisfree M&A Incorporated, 501 Madison Avenue, New York, New York 10022, telephone number 1 (877) 825-8621 (banks and brokerage firms call collect (212) 750-5833).

Forward-Looking Statements

        This document contains certain comments or forward-looking statements that are based largely on the company's current expectations and are subject to certain risks, trends and uncertainties. You can identify these and other forward looking statements by the use of such words as "will," "expect," "plans," "believes," "estimates," "intend," "continue," or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Actual results could differ materially from the expectations expressed in these statements. Factors that could cause actual results to differ include risks related to the transactions being consummated; the risk that required regulatory approvals or financing might not be obtained in a timely manner, without conditions, or at all; the impact of the substantial indebtedness incurred to finance the consummation of the tender offer and the merger; the ability to satisfy all closing conditions in the definitive agreements; difficulties in retaining employees as a result of the merger agreement; risks of unforeseen material adverse changes to our business or operations; risks that the proposed transaction disrupts current plans, operations, and business growth initiatives; the risk associated with the outcome of any legal proceedings that may be instituted against Tribune and others following announcement of the merger agreement; and other factors described in Tribune's publicly available reports filed with the SEC, including the most current annual 10-K report, which contain a discussion of various factors that may affect Tribune's business or financial results. These factors, including also the ability to complete the tender offer or the merger, could cause actual future performance to differ materially from current expectations. Tribune is not responsible for updating the information contained in this document beyond the published date, or for changes made to this document by wire services or Internet service providers. Tribune's next quarterly 10-Q report to be filed with the SEC may contain updates to the information included in this document.